FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2003

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    No  X
                                       ---   ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of a Statement issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange on December 30, 2002.

Exhibit 1                                                      TORM
                                                               ----
Kobenhavns Fondsbors                                A/S Dampskibsselskabet TORM
Nikolaj Plads 6                                     Marina Park
1067 Kobenhavn K                                    Sundkrogsgade 10
                                                    DK-2100 Copenhagen 0
                                                    Denmark

                                                    Tel:      +45 39 17 92 00
                                                    Fax:      +45 39 17 93 93
                                                    Telex:    22315 TORM DK

                                                    E-mail:   mail@torm.dk
                                                    Website:  www.torm.dk
                                                    Comtext:  A43DK152

                                                    VAT/CVR. No. 2246 0218

30 December 2002   Statement No.   1/2002
                   Contact Person: Klaus Nyborg, CFO (Phone: +45 3917 9200)

Please below find the total shareholdings of all insiders and related parties, including the shareholding of the entire Board of Directors (including related parties) and the entire Executive Board of Directors (including related parties) pursuant to the Danish Securities Trading Act.

     Securities code                    Holding                Market value
      DK0010281468                     (number)                   (DKK)
                                As at 27 December 2002   As at 27 December 2002
    ----------------            ----------------------   -----------------------

Board of Directors
(incl. related parties)                          7.930               440.115,00

Executive Board of Directors
(incl. related parties)                         10.960               608.280,00

All (incl. related parties)                  1.194.200            66.278.100,00

Yours faithfully
A/S Dampskibsselskabet TORM
--------------------------------------------------------------------------------

Klaus Nyborg

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: January 2, 2003                         By:  /s/ Klaus Nyborg
                                               ----------------------
                                                Klaus Nyborg
                                                Chief Financial Officer











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